DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

February 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

Office of Real Estate & Construction,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:     Jeffrey Lewis

Jennifer Monick

Stacie Gorman

David Link

Re:	Acceleration Request for DiamondHead Holdings Corp. Registration Statement on Form S-4 (File No. 333-267820)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DiamondHead Holdings Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-267820 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M., New York City time, on February 14, 2023, or as soon as practicable thereafter.

Please contact Robert W. Downes of Sullivan & Cromwell LLP via telephone at (212) 558-4312, or via email at downesr@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

Securities and Exchange Commission

February 13, 2023

Sincerely,
DiamondHead Holdings Corp.

By	/s/ David T. Hamamoto
Name: David T. Hamamoto
Title: Co-Chief Executive Officer

cc:	Michael Bayles, DiamondHead Holdings Corp.

Keith Feldman, DiamondHead Holdings Corp.

Michael Nieri, Great Southern Homes, Inc.

Tom O’Grady, Great Southern Homes, Inc.

Steve Lenker, Great Southern Homes, Inc.

Robert Downes, Sullivan & Cromwell LLP

Audra Cohen, Sullivan & Cromwell LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Erin Reeves McGinnis, Nelson Mullins Riley & Scarborough LLP